United States securities and exchange commission logo





                              September 19, 2023

       Jeff Kim
       Chief Executive Officer
       SHOREPOWER TECHNOLOGIES INC.
       5291 NE Elam Young Pkwy, Suite 160
       Hillsboro, OR 97124

                                                        Re: SHOREPOWER
TECHNOLOGIES INC.
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2023
                                                            File No. 333-274184

       Dear Jeff Kim:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed August 24, 2023

       Cover Page

   1. We note that your common stock is quoted on the OTC Pink Market and that you state in the Plan of
Distribution that the selling stockholders may offer, sell or distribute all or
a
                                                        portion of the shares
of common stock at prevailing market prices or at negotiated prices.
                                                        Please note that the
OTC Pink Market is not an established public trading market into which a selling
stockholder may offer and sell shares at other than a fixed price.
                                                        Accordingly, please
revise your cover page disclosure, and make corresponding changes elsewhere in the
prospectus, to disclose a fixed price at which the selling stockholders will offer and sell the
shares of common stock. Refer to Item 501(b)(3) of Regulation S-K.
 Jeff Kim
FirstName LastNameJeff Kim
SHOREPOWER      TECHNOLOGIES INC.
Comapany 19,
September NameSHOREPOWER
              2023         TECHNOLOGIES INC.
September
Page  2   19, 2023 Page 2
FirstName LastName
Prospectus Summary
The Company
Overview, page 4

2. Please provide support for your statement that you operate the largest heavy-duty focused network of electrified parking spaces in North America. In addition, please provide more information with respect to your plans to upgrade your 300 electric vehicle charging station connection points and your TSE stations. Include a schedule for when these upgrades will occur.
Organizational History, page 4

3. We note your disclosure that under the terms of the merger agreement, "Shorepower now owns 55% of our issued and outstanding shares of common stock." Please explain this statement. For example, if you mean that Mr. Kim and his affiliates now own approximately 55% of your common stock, please revise to make this clear.
Risk Factors, page 9

4. We note that your risk factors discussion is longer than fifteen pages. Please revise your registration statement to add a summary of risk factors section that include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in Shorepower or this offering speculative or risky. See Item 105(b) of Regulation S-K.
5. We note from your Form 10-Q for the period ended May 31, 2023 that your management concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the report. Please include a risk factor highlighting the risks related to the company's ineffective disclosure controls and procedures and describe any deficiencies and weaknesses identified as part of management's evaluation, including any material weaknesses identified in your internal control over financial reporting.
         Disclose any associated remediation procedures as well as the estimated time frame for resolution.
6. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
7. We note your disclosure on page 14 stating that difficult macroeconomic conditions could have a material adverse effect on the demand for your products and services. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. Jeff Kim
FirstName LastNameJeff Kim
SHOREPOWER      TECHNOLOGIES INC.
Comapany 19,
September NameSHOREPOWER
              2023         TECHNOLOGIES INC.
September
Page  3   19, 2023 Page 3
FirstName LastName
Risks Related to our Securities
Concentration of ownership among our existing executive officers..., page 27

8. Please revise to clarify that Mr. Kim is your sole executive officer and director. Please address potential risks that arise from this arrangement. Please also expand your disclosure to state that after the offering, Mr. Kim will hold approximately 83.25% of the voting power of the issued and outstanding shares of your capital stock.
Use of Proceeds, page 29

9. We note that you intend to use a significant portion of the proceeds from this transaction for debt reduction purposes. As to the proceeds to be used to discharge indebtedness, revise your disclosure to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.
         See Item 504 of Regulation S-K.
10. We note that you intend to use proceeds from this offering for acquisitions. To the extent that the proceeds may, or will, be used to finance acquisitions of other businesses, revise your disclosure to include the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. See Item 504 of Regulation S-K.
Selling Stockholders, page 30

11. For each selling stockholder included in the table, please identify which selling stockholders hold shares that are issuable upon the exercise of the warrants. Please provide the number of warrants held and the number of shares of common stock that would be issued upon conversion.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
32

12. Please revise this section to substantially expand your management's discussion and analysis to include information required by Item 303 of Regulation S-K. This section should provide disclosure in the form of a discussion and analysis from management's perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of Shorepower including an evaluation of the amounts and certainty of cash flows from operations and from outside sources. A discussion and analysis that meets the requirements of Item 303 of Regulation S-K is expected to better allow investors to view Shorepower from management's perspective.
 Jeff Kim
FirstName LastNameJeff Kim
SHOREPOWER      TECHNOLOGIES INC.
Comapany 19,
September NameSHOREPOWER
              2023         TECHNOLOGIES INC.
September
Page  4   19, 2023 Page 4
FirstName LastName
13. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Executive Compensation, page 44

14. We note that you have disclosed no compensation in this section. We note however that on pages 32-33, you disclose officer compensation and director compensation for the years ended February 28, 2023 and 2022, as well as for the quarters ended May 31, 2023 and 2022. Please advise.
Employment and Advisory Agreements, page 45

15. We note that the executive employment agreement with Mr. Kim provides that his salary
         "is subject to the cash flow of the Company as determined by the Board." However, we also note that the "Board consists of one member, Jeff Kim." Please revise your disclosure here to prominently state that Mr. Kim has sole control and decision-making power regarding his salary. In addition, also discuss this as a potential risk arising from your management structure in the corresponding risk factor under the Risk Factors section.
Principal Securityholders, page 47

16. Please revise the table to show ownership amounts and percentages of the securities before and after the offering. In addition, it appears that three selling stockholders may currently hold more than 5% of your common stock and should be included on the principal securityholder table. Further, please consider moving the selling stockholder table to be combined with or to directly follow the principal securityholder table.
Index to Consolidated Financial Statements, page F-1

17. We note from page F-18 that the merger between United States Basketball League, Inc and Shurepower LLC was accounted for as a reverse recapitalization, where United States
         Basketball League was treated as the acquired company for financial statement reporting purposes and Shurepower, LLC is deemed the accounting predecessor of the merger and is the successor registrant for SEC purposes. You disclose that this means that
         Shurepower, LLC   s financial statements for previous periods will be
disclosed in the
         Company   s future periodic reports filed with the SEC. Please revise the filing to include
         the audited annual financial statements of Shurepower LLC, the predecessor company, for the periods required by Rule 8-02 of Regulation S-X (i.e., as of the end of and for each of its most recent two fiscal years) and revise your MD&A to discuss those results.
18. In addition, revise the filing to include pro forma financial information related to the merger transaction as required by the guidance in Rules 8-05, 11-01 and 11-02 of
         Regulation S-X, or advise us.
 Jeff Kim
FirstName LastNameJeff Kim
SHOREPOWER      TECHNOLOGIES INC.
Comapany 19,
September NameSHOREPOWER
              2023         TECHNOLOGIES INC.
September
Page  5   19, 2023 Page 5
FirstName LastName
19.      We note that the financial statements of Shurepower LLC. d/b/a
Shorepower
         Technologies as of December 31, 2021, and 2020 included in your Form 8-K filed on
         March 27, 2023 were audited by OLAYINKA OYEBOLA & CO., Lagos, Nigeria, whose report was dated February 1st, 2023. We also note from page F-2 that the financial
         statements of United States Basketball League, Inc. were audited by QI CPA LLC. Please note that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition or reverse recapitalization always results in a change in accountants. Please revise the filing to provide the disclosures required by Item 304 of Regulation S-K, or advise us. See Item
         11(i) of Form S-1.
Notes to Unaudited Condensed Financial Statements
Note 1 - Organization and Description of Business, page F-18

20. Include a separate note to clearly describe your accounting for the merger transaction between United States Basketball League, Inc. (SPEV) and Shurepower, LLC d/b/a
         Shorepower Technologies that was consummated on March 22, 2023. Disclose the factors you considered and the guidance on which you relied in concluding that the transaction should be accounted for a reverse recapitalization, with Shurepower LLC identified as the accounting acquirer. Clearly describe the impact of the transaction on your balance sheet at consummation. Provide clear "bridge-the-gap" disclosure to enable an investor to understand any changes in your primary financial statements presented (e.g., your balance sheet) following consummation.
21. In this regard, please explain to us how you derived the February 28, 2023 balance sheet amounts presented on F-14. Also, confirm to us, if true, that the comparative amounts presented on your statement of operations and statement of cash flows for the three months ended May 31, 2022 represent the historical results of Shurepower LLC.
         Otherwise, please advise us.
General

22. Revise your registration statement to furnish the information required by Item 506 of
         Regulation S-K related to dilution under a separate heading or tell us why you believe you are not required to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
 Jeff Kim
SHOREPOWER TECHNOLOGIES INC.
September 19, 2023
Page 6

you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameJeff Kim                Sincerely,
Comapany NameSHOREPOWER TECHNOLOGIES INC.
                                          Division of Corporation Finance
September 19, 2023 Page 6                 Office of Manufacturing
FirstName LastName